Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2016	2015
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$20	$272
Add (deduct):
Equity in earnings of unconsolidated entities	(35)	(34)
Distributions from unconsolidated entities	14	13
Amortization of capitalized interest	2	1
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1)	(6)
	$–	$246
Add fixed charges:
Consolidated interest expense[2]	28	20
Interest portion (1/3) of consolidated rent expense	13	13
	$41	$279

FIXED CHARGES:
Consolidated interest expense[2]	$28	$20
Capitalized interest	–	1
Interest portion (1/3) of consolidated rent expense	13	13
	$41	$34

RATIO OF EARNINGS TO FIXED CHARGES	1.00	8.21

[1]	Includes Gain on sale of business and other exit costs, net of $111 million in 2015. Additionally, includes $123 million of Gain on license sales and exchanges, net in 2015.

[2]	Interest expense on income tax contingencies is not included in fixed charges.